SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

MEADE INSTRUMENTS CORP.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

583062203

(CUSIP Number)

Peter Ni

Sunny Optics, Inc.

c/o Ningbo Sunny Electronic Co., Ltd.

No. 199 Anshan Road

Yuyao, Zehjiang, China 513400

+86 139 0584 8676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Will Chuchuwat, Esq. & Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

333 South Hope Street, Forty-Third Floor

Los Angeles, CA 90071

(213) 620-1780

July 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583062203

1	NAME OF REPORTING PERSONS Sunny Optics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,884(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,884(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (2)
14	TYPE OF REPORTING PERSON CO

(1)	The shares of common stock, par value $0.01 per share (the “Common Stock”), of Meade Instruments Corp., a Delaware corporation (“Meade”), described herein may be deemed beneficially owned as a result of the execution by Sunny Optics, Inc. (“Sunny”) of a Voting Agreement (the “Voting Agreement”), dated as of July 16, 2013, by and among Sunny, Steven G. Murdock (“Murdock”) and John A. Elwood (“Elwood” and, together with Murdock, the “Stockholders”) in connection with the Merger Agreement described in Item 4. The Voting Agreement requires the Stockholders to vote such shares in accordance with the terms of the Voting Agreement and includes the Stockholders’ grant of an irrevocable proxy to Sunny with respect to their shares in order to secure the performance of their obligations under the Voting Agreement. The number of shares of Common Stock includes an aggregate of 68,050 shares held by Steven G. Murdock, as Trustee of the Steven G. Murdock Trust u/a/d August 16, 2001. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

(2)	Based on 1,305,148 shares of Meade Instruments Corp. (“Meade”) common stock outstanding as of July 12, 2013, according to Meade’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 16, 2013.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share, of Meade Instruments Corp., a Delaware corporation. The principal executive offices of Meade are located at 27 Hubble, Irvine, California 92618.

Item 2.	Identity and Background

(a) – (c) The name of the person filing this statement is Sunny Optic, Inc., a Delaware corporation (“Sunny”). The address of the principal office and principal business of Sunny is c/o Ningbo Sunny Electronic Co., Ltd., No. 199 Anshan Road, Yuyao, Zehjiang, China 315400. Sunny is an affiliate of Ningbo Sunny Electronic Co., Ltd. (“Ningbo”) and was formed solely for the purpose of entering into the Merger Agreement (as defined below) and consummating the transaction contemplated by the Merger Agreement. Sunny has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The principal business of Ningbo is developing, making and selling sport and outdoor optical products, such as binoculars, telescopes, spotting scopes, riflescopes and diverse optical components and accessories.

Set forth in Schedule I to this Statement is the name, residence or business address and present principal occupation or employment of Sunny’s executive officer and director and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Sunny nor, to the knowledge of Sunny, the director and executive officer of Sunny named in Schedule I to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Sunny nor, to the knowledge of Sunny, the director and executive officer of Sunny named in Schedule I to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The director and executive officer of Sunny named in Schedule I to this Statement is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration

On July 16, 2013, Sunny entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Meade and Sunny Optics Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Sunny (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein (including, but not limited to, the expiration or early termination of the waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the adoption of the Merger Agreement by the stockholders of Meade), Merger Sub will merge with and into Meade (the “Merger”), with Meade continuing as the surviving corporation and as a wholly owned subsidiary of Sunny (the “Surviving Corporation”). At the effective time of the Merger, and as a result of the Merger, each issued and outstanding share of Common Stock (including each share of restricted stock, each of which will fully vest, but excluding any shares of Common Stock owned by Meade or its subsidiaries and by any stockholders of Meade who have properly exercised and not withdrawn appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $4.21 in cash, without interest and net of any taxes required to be withheld, payable by Sunny or the Surviving Corporation. See Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013 for more information regarding the Merger Agreement.

As an inducement for Sunny to enter into the Merger Agreement, on July 16, 2013, contemporaneously with the execution of the Merger Agreement, Steven Murdock and John Elwood, entered into a voting agreement with Sunny, as described in footnote (1) to the table above, Item 4 and Item 5 of this Statement. An aggregate of 180,884 shares of Meade Common Stock are subject to the Voting Agreement. Pursuant to the Voting Agreement, if the Stockholders acquire beneficial or record ownership of any additional shares of Meade, such shares will also be subject to the Voting Agreement.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 99.1 to Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013 and are incorporated herein by reference.

Item 4.	Purpose of Transaction

(a) – (b) The Merger Agreement provides for the acquisition by Sunny of all of the outstanding shares of Meade’s Common Stock through a merger of Merger Sub with and into Meade, as a result of which Meade will become a wholly owned subsidiary of Sunny. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Voting Agreement, the Stockholders have granted irrevocable proxies (the “Irrevocable Proxies”) in favor of Sunny and have irrevocably appointed Sunny as the Stockholders’ attorney and proxy to vote all of the shares of Common Stock beneficially owned by the Stockholders or that will be owned by the Stockholders prior to the termination of the Voting Agreement (the “Voting Agreement Shares”) as follows: (1) in favor of the adoption and approval of the Merger, the transactions contemplated thereby (including, without limitation, the Merger), and any action required in furtherance thereof; (2) against any other proposal for action or agreement that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, nullify, adversely affect or be in opposition to or in competition or inconsistent with the consummation of the transactions contemplated by the Merger Agreement; and (c) against any Acquisition Proposal (as defined in the Merger Agreement) or other transaction pursuant to which any Person other than Sunny or any of its Affiliates (as set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) would acquire all or substantially all of Meade’s assets or all or a majority of any class of the Meade’s capital stock. The Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) an agreement of Sunny and any Stockholder to terminate the Voting Agreement (but, in such event, only with respect to such Stockholder), and (iii) the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of the Merger Sub immediately prior to the effective time of the Merger will become the initial directors of the Surviving Corporation (as defined in the Merger Agreement), and the officers of Meade immediately prior to the effective time of the Merger will continue as the initial officers of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(e) The Merger Agreement prohibits Meade from issuing securities, disposing of securities or changing its capitalization, except as expressly provided by the Merger Agreement, required by law, or consented to by Sunny. The Merger Agreement further prohibits Meade from declaring, setting aside or paying any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than by and among Meade and its subsidiaries), or redeeming, purchasing or otherwise acquiring, directly or indirectly, any of Meade’s capital stock, except as expressly provided by the Merger Agreement, required by law, or consented to by Sunny. Upon consummation of the Merger, Meade will become a wholly owned subsidiary of Sunny, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, Meade will become a wholly owned subsidiary of Sunny.

(g) The Merger Agreement contains provisions that limit the ability of Meade to engage in a transaction that would entail a change of control of Meade during the pendency of the Merger Agreement. Upon consummation of the Merger, the Certificate of Incorporation of Meade shall be amended to read in the form attached to the Merger Agreement as Exhibit A, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law. Upon consummation of the Merger, the Bylaws of Meade will be amended to read in the form attached to the Merger Agreement as Exhibit B, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and applicable Law.

(h) Upon consummation of the Merger, Meade’s Common Stock will be delisted from the NASDAQ Capital Market and deregistered under the Exchange Act.

(i) Upon consummation of the Merger, Meade’s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Sunny currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of this Statement (although Sunny reserves the right to develop such plans).

Except as set forth in this Statement, neither Sunny, nor to the knowledge of Sunny, any of the directors or executive officers of Sunny listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Statement.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 99.1 to Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) – (b) Neither Sunny nor Merger Sub directly own any outstanding shares of Meade’s Common Stock. However, as described in Item 4 (a)-(b) of this Statement, as a result of the Voting Agreement, Sunny has the power to vote the Voting Agreement Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreement (see Item 4 of this Statement for details). Sunny may be deemed to have the voting power of 180,884 shares of Meade Common Stock. Pursuant to the Voting Agreement, and subject to limited exceptions set forth in the Voting Agreement, the Stockholders shall not cause or permit any transfer of any of the Voting Agreement Shares. Pursuant to the Voting Agreement, and subject to limited exceptions set forth in the Voting Agreement, the Stockholders agreed not to, except as provided for in the Merger Agreement: (i) directly or indirectly sell, sell short, transfer (including by gift or by merger, testamentary disposition, operation of law, interspousal disposition pursuant to a domestic relations proceeding or otherwise), pledge, encumber, assign or otherwise dispose of, whether by liquidation, dissolution, dividend, distribution or otherwise, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer (including by gift or by merger, testamentary disposition, operation of law, interspousal disposition pursuant to a domestic relations proceeding or otherwise), pledge, encumbrance, assignment or other disposition of, whether by liquidation, dissolution, dividend, distribution or otherwise, any Shares or the beneficial ownership thereof or any interest contained therein (each a “Transfer”), other than pursuant to the Voting Agreement, in each case unless (x) such Stockholder provides prior notice to Sunny of such Transfer, (y) the transferee executes a voting agreement in the form of the Voting Agreement and acknowledges the proxy set forth in Section 1.2 of the Voting Agreement, and (z) such Stockholder remains liable for any breach of such voting agreement by such transferee; (ii) grant any proxies or power of attorney or enter into a voting agreement or other arrangement relating to the matters covered by the Voting Agreement, with respect to any Voting Agreement Shares or the beneficial ownership thereof other than this Agreement; or (iii) deposit any Voting Agreement Shares into a voting trust.

To Sunny’s knowledge, no shares of Meade Common Stock are beneficially owned by any of the persons named in Schedule I to this Statement, except for such beneficial ownership, if any, arising solely from the Voting Agreement and the related Irrevocable Proxy.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Sunny that it is the beneficial owner of any of the Meade Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither Sunny nor, to the knowledge of Sunny, the director and executive officer of Sunny named in Schedule I to this Statement, has effected any transaction in shares of Meade Common Stock during the past 60 days, except as disclosed herein.

(d) – (e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Voting Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 99.1 Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013 and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of Sunny there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of Meade other than the following:

(a) The Merger Agreement, pursuant to which, among other things, it is contemplated that Merger Sub will merge with and into Meade, as a result of which Meade will become a wholly owned subsidiary of Sunny. The information contained in Items 3 and 4 of this Statement is incorporated herein by reference.

(b) The Voting Agreement. The information contained in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Voting Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits 2.1 and 99.1 to Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013 and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 16, 2013, by and among Sunny Optics, Inc., Sunny Optics Merger Sub, Inc., and Meade Instruments Corp., incorporated by reference to Exhibit 2.1 to Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013.

2.2	Voting Agreement, dated as of July 16, 2013, by and among Sunny Optics, Inc., Steven Murdock and John Elwood, incorporated by reference to Exhibit 99.1 to Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2013	SUNNY OPTICS, INC.

	By:	/s/ Joseph A. Lupica, Jr.
Joseph A. Lupica, Jr. Authorized Signatory

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SUNNY OPTICS, INC.

The name, business address and present principal occupation or employment of the director and executive officer of Sunny are set forth on this Schedule I. The address of Sunny is: c/o Ningbo Sunny Electronic Co., Ltd., No. 199 Anshan Road, Yuyao, Zehjiang, China 315400.

Name	Principal Occupation or Employment
Peter Ni	Mr. Ni is a director of Sunny. Mr. Ni is the President and Chief Executive Officer, Chief Financial Officer, and Secretary of Sunny. Mr. Ni is a citizen of the People’s Republic of China. Mr. Ni is also an officer of Ningbo Sunny Electronic Co., Ltd.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of July 16, 2013, by and among Sunny Optics, Inc., Sunny Optics Merger Sub, Inc., and Meade Instruments Corp., incorporated by reference to Exhibit 2.1 to Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013.

2.2	Voting Agreement, dated as of July 16, 2013, by and among Sunny Optics, Inc., Steven Murdock and John Elwood, incorporated by reference to Exhibit 99.1 to Meade’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2013.